ATTACHMENT FOR CURRENT FILING OF N-SAR
SUB-ITEM 77I

At a regular meeting held December 6 – 8, 2016, the Board of Trustees of John Hancock Funds II approved an additional share class for the fund set forth below:

Fund	Additional Share Class Proposed to be Registered
John Hancock Fundamental Global Franchise Fund	R6